UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

63-65, rue de Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 16, 2022, NeoGames S.A (NASDAQ: NGMS) issued a press release titled “NeoGames S.A. owns 99.31 percent of the shares in Aspire Global plc and closes the offer to the shareholders of Aspire Global plc”, a copy of which is attached to this form 6-K as exhibit 99.1.

EXHIBITS INDEX

Exhibit	Description
99.1*	Press release dated June 16, 2022 titled “NeoGames S.A. owns 99.31 percent of the shares in Aspire Global plc and closes the offer to the shareholders of Aspire Global plc”

* Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: June 16, 2022

NeoGames Completes Tender Offer of Aspire Global, Aims to Create a Leading Global
Provider in Technology and Content across iLottery, Online Sports Betting and iGaming

99.31% of Shares Have Been Tendered

Transaction Immediately Accretive to Earnings Before Taxes

Luxembourg – June 16, 2022 – NeoGames S.A (Nasdaq: NGMS) (“NeoGames” or the "Company") announced that it has completed its previously announced tender offer to acquire Aspire Global plc (“Aspire Global”), a leading B2B iGaming technology solutions provider to online sports betting and casino operators. In total 99.31% of shares in Aspire Global have been tendered. The expected settlement date for shares tendered during the extension of the acceptance period is on or around June 30, 2022. The shares of Aspire Global that remain outstanding will be subject to a squeeze-out proceeding which is expected to be completed on or around August 11, 2022.

“We are thrilled to complete this strategic transaction with the Aspire Global team, and to commence working on identifying potential opportunities to capitalize on the merger of our platforms,” said Moti Malul, Chief Executive Officer of NeoGames. “With this transaction, we are combining our two companies with a goal to create a leading global provider in interactive content, proprietary technology as well as gaming operations, tapping into a potential total addressable market of $74 billion, according to H2 Gambling Capital, which is estimated across all elements of iLottery, online sports betting and iGaming verticals for 2021. We believe this strategic combination will generate long-term shareholder value by synergistically capitalizing on the key strengths of our two companies and will help position NeoGames for expansion in new and existing markets. By integrating our market-leading platform and scalable position within the rapidly expanding global iLottery market, with Aspire Global’s proprietary sports betting platform, BtoBet; its iGaming content and aggregation platform, Pariplay; and its proprietary content and turn-key B2B Gaming solutions, NeoGames is well positioned to increase our addressable market opportunities, and further expand our services to our North American customers.”

“We at Aspire Global are extremely excited to join the NeoGames team to execute on our mutual goals following the completion of this transaction. We view this transaction is the natural next step for our company, as we further enhance our scale and competitive position across all business lines,” said Tsachi Maimon, Chief Executive Officer of Aspire Global. “We believe both companies are well positioned to mutually grow our two platforms and execute on our strategic initiatives. Not only is this a strategic fit, it is also a strong cultural fit, as significant parts of both management teams worked together extensively during NeoGames’ inception.”

Financing

The offer was funded through a combination of newly issued NeoGames shares and cash. The Company will issue approximately 7.6 million shares (in the form of Swedish depository receipts) to shareholders of Aspire Global as payment of the equity component of the offer. The Company is paying cash of approximately $264 million, (equivalent to SEK 2.64 billion) related to the cash component of the offer.  The Company obtained fully committed debt financing from funds and accounts managed, advised or sub-advised by Blackstone Alternative Credit Advisors LP and/or its affiliates, consisting of a €187.7 million (approximately $198 million) term loan, to partially fund the cash portion of the offer. The term loan, along with a €13.1 million (approximately $13.8 million) overfund facility, has a 6-year maturity.

Management and the Board

The combined company will be led by Moti Malul, who will continue as Chief Executive Officer, and Raviv Adler as Chief Financial Officer. Tsachi Maimon, the Chief Executive Officer of Aspire Global, has joined NeoGames as President and will lead the newly formed iGaming division.

The current Board of Directors of NeoGames is remaining in place with no changes.

Exchange Rates

All U.S. dollar figures are converted at a ratio of 9.96 Swedish krona to one U.S. dollar and 0.948 Euro to one U.S. dollar, representing the conversion rates as of May 20, 2022 as reported on Capital IQ.

Advisors

Stifel acted as the exclusive financial advisor and debt advisor and Latham & Watkins LLP, Herzog Fox & Neeman, Hannes Snellman Attorneys Ltd, Allen & Overy SCS and Camilleri Preziosi Advocates acted as its legal counsel to NeoGames.

Goldman Sachs & Co. LLC acted as financial advisor and Jones Day acted as legal counsel to NeoGames’ independent director committee.

Oakvale Capital acted as financial advisor and Baker & McKenzie Advokatbyrå KB acted as legal advisor to Aspire Global.

About NeoGames

NeoGames, incorporated in Luxembourg, is a technology-driven innovator and a global provider of iLottery solutions for national and state-regulated lotteries. NeoGames’ full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames’ pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. As a trusted partner to lotteries worldwide, the Company works with its customers to maximize their success, offering a comprehensive solution that empowers them to deliver enjoyable and profitable iLottery programs to their players, generate more revenue, and direct proceeds to good causes.

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About Aspire Global

Aspire Global is a leading B2B-provider of iGaming solutions, offering companies everything they need to operate a successful iGaming brand, covering casino and sports. The B2B-offering comprises of a robust technical platform, proprietary casino games, a proprietary sportsbook, and a game aggregator. The platform itself can be availed of exclusively or combined with a wide range of services. The Group operates in 31 regulated markets spanning Europe, America and Africa, including countries like the US, UK, Netherlands, Denmark, Portugal, Spain, Ireland, Nigeria, Colombia and Mexico. The Group has offices located in Malta, Israel, Bulgaria, Ukraine, North Macedonia, India, Italy and Gibraltar.

Important Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Aspire Global.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the potential opportunities and benefits of a combination of NeoGames and Aspire Global, and assumptions underlying such statements, as well as statements that include the words “expect,” “intend,” “potential,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in NeoGames’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2021, as such factors may be updated from time to time in NeoGames’ other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, NeoGames operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for NeoGames’ management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that NeoGames may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Furthermore, closing of the combination between NeoGames and Aspire Global is subject to various conditions and there can be no assurances that the transaction will be consummated. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts

Investor Contact:
Ir@neogames.com

Media Relations:
Pr@neogames.com

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